# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aptose Biosciences Inc., CIK 0000882361
CUSIP: 03835T200
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 66 Wellington Street West, Suite 5300, TD Bank Tower, Box 48, Toronto, Alberta Canada (A0), M5K 1E6
Date of event which requires filing of this statement: 03/18/2025
Amends the filing with accession number 0001213900-23-075818
Filed by CIK 0001904921
Persons authorized to receive notices and communications: Tony Koh, HANMI PHARMACEUTICAL CO., LTD., 14 Wiryeseong-Daero, Songpa-Gu, Seoul, Korea Republic Of (M5), 05545, 82(2)4100436

## Reporting persons
- Hanmi Pharmaceutical Co., Ltd. (CIK 0001904921): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 508,710; shared voting power 0; sole dispositive power 508,710; shared dispositive power 0; aggregate amount beneficially owned 508,710 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Aptose Biosciences Inc.
Address of issuer's principal executive offices: 66 Wellington Street West, Suite 5300, TD Bank Tower, Box 48, Toronto, Alberta Canada (A0), M5K 1E6
Comment: This Amendment No. 3 (this "Amendment No. 3") supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 12, 2023 by Hanmi Pharmaceutical Co., Ltd. (the "Reporting Person"), as amended by each of Amendment No. 1 thereto filed by the Reporting Person with the SEC on February 5, 2024 and Amendment No. 2 thereto filed by the Reporting Person with the SEC on April 26, 2024 (as so amended, prior to the date of this Amendment No. 3, the "Amended Statement"), with respect to the common shares, no par value (the "Common Shares") of Aptose Biosciences Inc., a corporation organized and existing under the laws of Ontario, Canada (the "Issuer"). This Amendment No. 3 is being filed to report that the Issuer and the Reporting Person have entered into the Conversion Agreement and the Second A&R IRA (as described in Item 4 below) and to furnish the other information set forth herein. The items reported below amend the items reported in the Amended Statement. Except as reported herein, all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings assigned to them in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Statement is hereby amended to add the following at the end thereof:

The information contained in Item 4 of Amendment No. 3 is incorporated by reference herein, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Statement is hereby amended to add the following at the end thereof:

The Reporting Person previously loaned certain amounts to the Issuer pursuant to and upon the terms and subject to the conditions set forth in that certain Facility Agreement, dated as of August 27, 2024, by and between the Reporting Person and the Issuer (the "Facility Agreement"), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 18, 2025, the Reporting Person and the Issuer entered into each of (i) that certain Debt Conversion and Interest Payment Agreement, dated as of March 18, 2025, by and between the Issuer and the Reporting Person (the "Conversion Agreement"), a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, and (ii) that certain Second Amended and Restated Investor's Rights Agreement, dated as of March 18, 2025, by and between the Reporting Person and the Issuer (the "Second A&R IRA"). a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Additionally, on March 18, 2025, pursuant to and upon the terms and subject to the conditions set forth in the Conversion Agreement, the Reporting Person converted a portion of the amounts loaned under the Facility Agreement equal in value to $1,513,533.10 (the "Conversion Amount"), and each of the Reporting Person and the Issuer made such representations, warranties, covenants and agreements as set forth in the Second A&R IRA and the Conversion Agreement, respectively, in exchange for the issuance by the Issuer to the Reporting Person of 409,063 Common Shares (the "Acquired Shares" and such conversion, the "Conversion"). The Acquired Shares were issued, and the Conversion Amount was converted by the Reporting Person, at a price equal to $3.70 per Acquired Share.

The Second A&R IRA provides for, among other things, customary registration rights with respect to the Common Shares held by the Reporting Person and with respect to the Common Shares issuable upon the exercise of the 77,972 Warrants currently held by the Reporting Person, which Warrants remain subject to the restrictions on the exercise of any portion thereof to the extent that (among other reasons) after giving effect to such issuance the Reporting Person, its affiliates and other persons acting as a group with the Reporting Person would beneficially own more than 19.99% of the total Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of such Warrants. In addition, pursuant to the Second A&R IRA, the Issuer granted the Reporting Person certain informational and preemptive rights and the right to nominate an individual to serve as an employee of the Issuer as more fully described therein.

The foregoing descriptions of the Facility Agreement, the Conversion Agreement and the Second A&R IRA are qualified in their entirety by the full text of such agreements.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Amended Statement is hereby amended and restated as follows:
As of the close of business on March 18, 2025 and after giving effect to the Conversion, the Reporting Person may be deemed to beneficially own, in the aggregate, the 508,710 Common Shares directly held by it, representing approximately 19.93% of the Common Shares outstanding (based upon the 2,552,429 Common Shares issued and outstanding as of March 18, 2025, after giving effect to the Conversion, as set forth in the Conversion Agreement).
Although the Warrants remain subject to the restrictions described in Item 4 of this Amendment No. 3, if all of the 77,972 Warrants held by the Reporting Person were deemed exercised, and if all of the Common Shares issuable upon the exercise of such Warrants were deemed issued, the Reporting Person would be deemed to beneficially own, in the aggregate, together with the 508,710 Common Shares directly held by the Reporting Person, 22.30% of the Common Shares deemed outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Amended Statement is hereby amended and restated as follows:
The responses of the Reporting Person set forth in Item 5(a) are hereby incorporated by reference, as applicable.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Amended Statement is hereby amended and restated as follows:
Except for the transactions described in Item 4 of this Amendment No. 3, which information is hereby incorporated by reference, as applicable, the Reporting Person has not effected any transactions with respect to the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares that may be deemed to be beneficially owned by the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby amended to add the following at the end thereof:

The information contained in Item 4 of Amendment No. 3 is incorporated by reference herein, as applicable. Except as described or incorporated by reference in this Amendment No. 3 or elsewhere in the Amended Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person or, to the best of its knowledge, any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Facility Agreement, dated as of August 27, 2024, by and between the Reporting Person and the Issuer, which was previously filed with the SEC on November 12, 2024 as Exhibit 10.1 to the Issuer's quarterly report on Form 10-Q and is incorporated herein by reference.
Exhibit 99.2: Debt Conversion and Interest Payment Agreement, dated as of March 18, 2025, by and between the Issuer and the Reporting Person.
Exhibit 99.3: Second Amended and Restated Investor's Rights Agreement, dated as of March 18, 2025, by and between the Issuer and the Reporting Person.

## Signatures
- Hanmi Pharmaceutical Co., Ltd.: /s/ Haegon Shin, Haegon Shin, Managing Director, Global Business Division (03/20/2025)